

March 5, 2014

Via E-Mail
Giorgio Johnson
Chief Executive Officer
Nyxio Technologies Corporation
2156 NE Broadway
Portland, OR 97232

      Re: **Nyxio Technologies Corporation**
              Revised Preliminary Information Statement on Schedule 14C
              Filed on March 3, 2014
              File No. 000-54737

Dear Mr. Johnson:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to prior comments relate to our prior comment letter dated February 28, 2014.

Security Ownership of Certain Beneficial Owners and Management, page 4

1. We note your response to prior comments 1 and 2 and the revised beneficial ownership table. However, it is unclear how you determined the percentage of beneficial ownership and percentage of voting power for Tide Pool Ventures Corporation and Asher Enterprises, Inc. Please revise these percentages or advise. Furthermore, it appears that you relied on the number of shares issued and outstanding on the record date to calculate beneficial ownership rather than the number of shares issued and outstanding as of the most recent practicable date. Please refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3 and revise accordingly.

2. As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Joe Laxagye, Esq.
        Cane Clark LLP